UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒             Form 40-F ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

3 April 2023

HSBC BANK PLC

ANNOUNCES INTENTION TO REDEEM PRIMARY CAPITAL NOTES

HSBC Bank plc (the 'Issuer') is announcing today that it intends to redeem the following notes issued by it (together, the 'Notes') in accordance with their respective terms and conditions:

(i)	the US$300,000,000 Undated Floating Rate Primary Capital Notes (Series 3) (ISIN: GB0005903413);
(ii)	the US$500,000,000 Undated Floating Rate Primary Capital Notes (ISIN: XS0015190423); and
(iii)	the US$750,000,000 Undated Floating Rate Primary Capital Notes (ISIN: GB0005902332).

The Issuer anticipates completing the redemption of each series of Notes on the interest payment date falling on (i) 30 June 2023, with respect to the Notes with ISINs GB0005902332 and GB0005903413 and (ii) 29 September 2023, with respect to the Notes with ISIN XS0015190423.

This announcement is not a formal notice of redemption in respect of any series of Notes. Before redeeming each series of Notes, the Issuer intends to give formal notice of redemption to the holders thereof in accordance with the terms and conditions of the relevant Notes.

The Issuer's affiliate, The Hongkong and Shanghai Banking Corporation Limited ('HBAP'), is also announcing today its intention to redeem the US$400,000,000 Primary Capital Undated Floating Rate Notes (Third Series) issued by it (ISIN: GB0004355490).

This announcement is released by the Issuer and contains information that qualified as inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA ('UK MAR'), encompassing information relating to the Notes described above. For the purposes of UK MAR, this announcement is made by Greg Case, Head of Fixed Income Investor Relations, on behalf of the Issuer.

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Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com

Media enquiries to:
Gillian James	+44 (0) 20 7991 8096	gillian.james@hsbc.com

Forward looking statements

This announcement contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. The Issuer has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about the Issuer and HBAP, as described under 'Cautionary statement regarding forward-looking statements' contained in each of the Issuer's Annual Report on Form 20-F for the year ended 31 December 2022, filed with the U.S. Securities and Exchange Commission on 22 February 2023 (the 'Issuer's 2022 Form 20-F') and in the HBAP Annual Report and Accounts 2022 (the 'HBAP 2022 ARA'). The Issuer does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the business of the Issuer and HBAP, is contained in the Issuer's 2022 Form 20-F and the HBAP 2022 ARA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: April 3, 2023
	By:	/s/ Catriona Meharry
	Name:	Catriona Meharry
	Title:	Treasurer

[Signature Page to Form 6-K]